Filed pursuant to Rule 433 of the
Securities Act of 1933, as amended
Registration No. 333-170430
November 19, 2010

IMRIS INC.

Terms and Conditions

11,000,000 Common Shares

Issuer:	IMRIS Inc. (“IMRIS” or the “Company”).

Issue:

11,000,000 common shares (“Common Shares”) in the capital of the Company (12,650,000 Common Shares, assuming the Over-Allotment Option, as defined below, is exercised in full). 10,500,000 of the Common Shares will be issued from the treasury (the “Treasury Offering”) of the Company, 500,000 of the Common Shares will be sold from the Selling Shareholder (the “Secondary Offering” and together with the Treasury Offering, the “Offering”).

Issue Price:	US$5.00 per Common Share.

Gross Proceeds:	US$55,000,000 (excluding the over-allotment option).

Type of Offering:	Initial public offering in the United States and concurrent listing on the NASDAQ Global Market (“NASDAQ”) and marketed public offering in Canada of Common Shares of the Company.

Over-Allotment Option:

The Company has granted the Underwriters an option to purchase up to an additional 1,650,000 Common Shares of the company at the Issue Price, exercisable during the period ending 30 days after the closing of this Offering to cover over-allotments, if any, and for market stabilization purposes.

Offering Jurisdictions:

The Common Shares are being offered concurrently to the public in all of the provinces of Canada and in the United States pursuant to the MJDS adopted by the securities regulatory authorities in the United States and Canada.

Use of Proceeds:	The net proceeds from the Treasury Offering are expected to be used to fund research and development, sales and marketing, working capital and general corporate purposes.

Listing:

The outstanding common shares of the company are listed and posted for trading on the TSX under the symbol “IM”. The Company has received conditional approval for the listing of its common shares on the NASDAQ under the symbol “IMRS”, and for the additional listing of the Common Shares on the TSX.

Eligibility:	Eligible for RRSPs, RRIFs, RESPs, TFSAs, DPSPs and RDSPs.

Selling Shareholders:	Whitecastle Investments Limited.

Commission:	6.0% cash.

Pricing Date:	November 19, 2010.

Closing Date:	On or about November 24, 2010.

THE OFFERING IS BEING MADE CONCURRENTLY IN CANADA UNDER THE TERMS OF A SHORT FORM PROSPECTUS AND IN THE UNITED STATES UNDER THE TERMS OF A REGISTRATION STATEMENT ON FORM F-10 FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS AND OTHER DOCUMENTS THE COMPANY HAS FILED WITH THE SECURITIES REGULATORY AUTHORITIES FOR MORE COMPLETE INFORMATION ABOUT THE COMPANY AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING SEDAR AT www.sedar.com OR EDGAR AT www.sec.gov/edgar.shtml. ALTERNATIVELY, THE COMPANY, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING JENNIFER LEUNG AT CANACCORD GENUITY CORP. TOLL-FREE AT 1-800-382-9280 OR JENNIFER PARDI AT (617) 788-1554.